December 20, 2013

Baird Funds, Inc.
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion for the Baird Horizon Growth Fund (n/k/a Baird LargeCap Fund) dated September 14, 2000.  In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.

10605829.1

offices in milwaukee, madison, waukesha, green bay and appleton, wisconsin and washington, d.c.
godfrey & kahn, s.c.. is a member of terralex®, a worldwide network of independent law firms.